CARTER, LEDYARD & MILBURN
                       COUNSELLORS AT LAW
                          2 WALL STREET
                    NEW YORK, NEW YORK  10005


                        February 22, 2000



The Chase Manhattan Bank, as Trustee of
  FT 404
4 New York Plaza, 6th Floor
New York, New York 10004-3113

Attention:     Mr. Thomas Porazzo
               Vice President


Re:                              FT 404

Dear Sirs:

     We are acting as counsel for The Chase Manhattan Bank ("Chase") in connection with the execution and delivery of a Trust Agreement ("the Trust Agreement") dated today's date (which Trust Agreement incorporates by reference a certain Standard
Terms and Conditions of Trust dated October 15, 1991, and the same are collectively referred to herein as the "Indenture") among Nike Securities L.P., as Depositor (the "Depositor"), First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and Chase, as Trustee (the "Trustee"), establishing FT 404 (each, a "Trust"), and the confirmation by Chase, as Trustee under the Indenture, that it has registered on the registration books of the Trust the ownership by the Depositor of a number of units constituting the entire interest in the Trust (such aggregate units being herein called "Units"), each of which represents an undivided interest in the respective Trust which consists of common stocks and zero coupon United States Treasury Obligations (including, confirmations of contracts for the purchase of certain stocks and obligations not delivered and cash, cash equivalents or an irrevocable letter of credit or a combination thereof, in the amount required for such purchase upon the receipt of such stocks and obligations), such stocks and obligations being defined in the Indenture as Securities and referenced in the Schedule to the Indenture.

     We have examined the Indenture, a specimen of the certificates which, unless the Indenture provides that the Units will be uncertificated, will be issued thereunder (the "Certificates"), the Closing Memorandum dated today's date, and such other documents as we have deemed necessary in order to render this opinion. Based on the foregoing, we are of the opinion that:

     1. Chase is a duly organized and existing corporation having the powers of a trust company under the laws of the State of New York.

    2.     The  Trust  Agreement  has  been  duly  executed   and
delivered by Chase and, assuming due execution and delivery by the other parties thereto, constitutes the valid and legally binding obligation of Chase.

    3. The Certificates are in proper form for execution and delivery by Chase, as Trustee.

    4. Chase, as Trustee, has registered on the registration books of the Trust the ownership of the Units by the Depositor. Upon receipt of confirmation of the effectiveness of the registration statement for the sale of the Units filed with the Securities and Exchange Commission under the Securities Act of 1933, the Trustee may deliver such other Certificates for such Units, in such names and denominations as the Depositor may request, to or upon the order of the Depositor, as provided in the Closing Memorandum.

    In rendering the foregoing opinion, we have not considered, among other things, whether the Securities have been duly authorized and delivered.

                                       Very truly yours,


                                       CARTER, LEDYARD & MILBURN